Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

January 13, 2017	NR 1 - 2017

Avrupa receives Slivovo Gold Project Study

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has received the Slivovo Gold Project Study (the “Study”) from its partner on the Project, Byrnecut International Limited (“Byrnecut”).  The study contains detailed geological, geochemical, and geophysical information about the Slivovo gold deposit, as well as chapters covering environmental, social, metallurgical, mining, infrastructure and surface facilities, waste management, capital costs, and other studies.

Avrupa is currently evaluating the information contained in the Study and will advise Byrnecut as to how it will proceed in the joint venture.  By delivering the Slivovo Gold Project Study, Byrnecut has earned into 85% of the Joint Venture entity, Peshter Mining JSC (“PMJSC”).  Avrupa, through its Kosovo subsidiary, now holds 15% of PMJSC.  To reach the 85% shareholder level in PMJSC, Byrnecut spent approximately 4 million euros at Slivovo.

Since the start of the joint venture in April 2014, Avrupa and Byrnecut have made a gold discovery at Slivovo, calculated an initial NI 43-101 indicated resource estimate (See AVU news release of May 5, 2016), and produced an extensive study of the deposit.  As expected, the Slivovo Study advises that further exploration, particularly drilling, is necessary to increase the size of the Slivovo gold deposit.

PMJSC has proposed a results-dependent, multi-stage drilling program for 2017 and beyond to potentially increase the amount of contained ounces of gold in the Slivovo deposit to a level that can sustain a profitable mining operation on the site.  PMJSC has proposed an exploration budget in excess of 5 million euros to accomplish this goal.

After completion of the review of the Study, Avrupa will have the opportunity to choose to continue to invest in the Slivovo Project at the 15% shareholder level or allow Byrnecut to carry all future costs to a point where Avrupa would be diluted to a 2% net smelter royalty.  To date, since discovery of the mineralized Slivovo outcrop, Avrupa has spent approximately 115,000 euros on the Project.

Avrupa is also pleased to report the receipt of Value Added Tax (VAT) return funds for the years 2011-2016, as stipulated by the tax laws and regulations of Kosovo.  Future VAT returns should come in on a regular basis, now that the procedure for the returns has been established.  The newly-received tax refunds have been used to complete certain payments, and will also be used for new exploration in Kosovo.  Avrupa wishes to thank the Government of Kosovo for their efforts in establishing a working VAT return system.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.